FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

December 15, 2014

Commission File Number 001-16125

Advanced Semiconductor Engineering, Inc.
( Exact name of Registrant as specified in its charter)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: December 15, 2014	By:	/s/ Joseph Tung
	Name:	Joseph Tung
	Title:	Chief Financial Officer

Advanced Semiconductor Engineering, Inc.

FOR IMMEDIATE RELEASE

Contact:
ASE, Inc. Room 1901, 333, Keelung Rd., Sec. 1 Taipei, Taiwan, 110 Tel: + 886.2.6636.5678 Fax: + 886.2.2757.6121 http://www.aseglobal.com	Joseph Tung, Chief Financial Officer Eddie Chang, Senior Director Joseph Su, Senior Manager ir@aseglobal.com Michelle Jao, Manager (US Contact) mjao@iselabs.com Tel: + 1.510.687.2481

Resumption of Operations at ASE’s K7 Plant

Taipei, Taiwan, R.O.C., December 15, 2014 – Advanced Semiconductor Engineering, Inc. (TAIEX: 2311, NYSE: ASX) (“ASE”, or the “Company”), the world’s largest semiconductor assembly and test service provider, today announced that wafer-level process operations where nickel is used at ASE’s K7 plant has been resumed on December 15, 2014 pursuant to the Approval Letter (No. 10343171000) that ASE received from the Kaohsiung City Environment Protection Bureau (KEPB) on the same day.

The Company expresses gratitude to the inspectors from the Environmental Inspection Division of the KEPB and Kaohsiung City Government for their corrective instructions and supervision.  The Company has learned lessons and obtained valuable experience since the incident at the K7 plant occurred.  It has taken many mandatory and corrective measures to improve the monitoring system for waste water discharge.  For example, for purpose of information disclosure, the Company has installed LED screens in each of the plant buildings for displaying relevant information.  The Company has also become the first company nationwide to have established direct link to the KEPB and disclose relevant information and data on KEPB’s website for public inspection.

In addition, in response to the requests for improvement made on December 8, 2014 by director Chen Jinde of the KEPB, including the request for real-time displaying of waste water flow in the central control room of the Company’s monitoring system and the request for countermeasures for dealing with abnormal level of accumulation of nickel-containing waste water, the Company has made improvements and has responded to the KEPB within three days and confirmed that such requests had been fulfilled.

The Company expects that in the future it will not only comply with all the safety and environmental regulations but also aspire be deeply rooted as a green plan in the city of Kaohsiung.  The Company has entered into a contract with the National Kaohsiung First University of Science and Technology to establish the “South Taiwan Environmental Education Solution — Sustainable Development Center” which will commence a series of environmental courses with rich and exciting content by the end of 2014, including those designed for the seniors, families and youth.  Further, we will work with the Environmental Quality Protection Foundation (EQPF) to plant 93 hectares of trees and hold a number of environmental education lectures and establish the first environmental education audio-visual platform.

Furthermore, out of our concern for the local residents of the Nantze District, in order to help elementary schools in Nantze District for energy conservation and carbon emission reduction and

Advanced Semiconductor Engineering, Inc.

protect the vision of the school children, we are in the process of implementing the plan to install power-saving LED lights for the elementary schools in Nantze District. In the future, along with its revenue and profit generation, the Company will take sincere actions for environment protection and environmental education and fulfill its social responsibility to become a semiconductor industry role model for environment protection.

Safe Harbor Notice
This press release contains "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, including statements regarding our future results of operations and business prospects. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this press release. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor or electronic industry; changes in our regulatory environment, including our ability to comply with new or stricter environmental regulations and to resolve environmental liabilities; demand for the outsourced semiconductor packaging, testing and electronic manufacturing services we offer and for such outsourced services generally; the highly competitive semiconductor or manufacturing industry we are involved in; our ability to introduce new technologies in order to remain competitive; international business activities; our business strategy; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; general economic and political conditions; the recent global economic crisis; possible disruptions in commercial activities caused by natural or human-induced disasters; fluctuations in foreign currency exchange rates; and other factors. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our 2013 Annual Report on Form 20-F filed on April 17, 2014.